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SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

SEC Mail Processing

MAR 01 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66774

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Centerview Partners LLC**   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd St., 22nd Floor   FIRM I.D. NO.

(No and Street)

New York   **NY**   **10019**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Vicari   **(212) 380-2650**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frankel & Starr, Certified Public Accountants, LLP

(Name – if individual, state last, first, middle name)

1475 Franklin Ave   **Garden City**   **NY**   **11530**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     [x] Certified Public Accountant
     [   ] Public Accountant
     [   ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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SEC 1410 (11-05)

AFFIRMATION

I, Jeanne Vicari, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Centerview Partners LLC, as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeanne Vicari
Vice President & Chief Operating Officer

Subscribed and sworn to before me
this 23rd day of February, 2021

Notary Public

This report contains (check all applicable boxes):

[x]   (a)   Facing Page.
[x]   (b)   An Oath or Affirmation.
[x]   (c)   Statement of Financial Condition.

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020



Frankel & Starr, Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Members
Centerview Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Frankel + Starr, Certified Public Accountants, LLP

We have served as the Company's auditor since 2005.
Garden City, New York
February 23, 2021

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020
(Dollars in 000's)

ASSETS

Cash	$ 121,884
Property and equipment, net	1,348
Other assets	7,507
Total assets	$ 130,739

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable, accrued expenses and other liabilities	$ 7,624
Total liabilities	7,624
Members' capital	123,115
Total liabilities and members' capital	$ 130,739

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LP (the "Parent" or "Member"), together with the Parent and its ultimate subsidiaries Centerview Partners UK LLP and Centerview Partners France SCS (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in the financial statements and accompanying notes. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable so that the financial statements are presented fairly. Actual results could differ from those estimates.

Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

NOTE 3 – CONCENTRATION OF RISK

Cash and cash equivalents

At December 31, 2020, the Company's bank balances exceeded the FDIC insured limit by approximately $124,647,000.

NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Advances, net of borrowings, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party. As of December 31, 2020, the due to/from member loan balance is zero. Accordingly, the Company has no interest income.

NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2020:

	San Francisco
Leasehold improvements	$ 1,377,000
Furniture and equipment	1,640,000
	3,017,000
Less: Accumulated depreciation and amortization	(1,669,000)
Net book value	$ 1,348,000

NOTE 6 – INCOME TAXES

The Company is not a taxpaying entity for federal income tax purposes and thus no federal income tax expense has been recorded in the financial statements. Income of the Company is taxed to the Members in their respective returns. Certain state and local authorities levy taxes on the Company based on its net income and other factors. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis.

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2020, the Company did not have uncertain tax positions with respect to income based taxes that had a material impact on the Company's financial statements.

NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of approximately $119,019,000 which exceeded the requirement of $100,000 by $ 118,919,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was approximately 0:1.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various lawsuits and claims regarding, judicial, regulatory and arbitration proceedings, and inquiries. The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 31, 2020, and through the date these financial statements are issued, the Company has not been named as a defendant in legal actions arising in the ordinary course of its business.

NOTE 9 - LEASES

The Company has recognized all leases longer than twelve months on the Statement of Financial Condition as a lease liability with a corresponding right-of use asset using the present value of the remaining rental payments. The right of use asset and lease liability are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future minimum lease payments for office space and equipment in San Francisco, California at December 31, 2020, consist of the following:

2021	$ 1,073,000
2022	1,089,000
2023	1,106,000
2024	1,122,000
Thereafter	3,187,000
Minimum lease payments	7,577,000
Less: Imputed interest	(335,000)
Total lease liabilities	$ 7,242,000

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statements.